Rule 425
                                               Filer: Alpha Industries, Inc.
                                    Subject Company:  Alpha Industries, Inc.
                              Subject Company's Exchange Act File No. 1-5560



                           ALPHA INDUSTRIES, INC.
                      TO ACQUIRE NETWORK DEVICE, INC.

        ACQUISITION ADDS ADVANCED GAAS FAB, HBT DESIGN CAPABILITIES
                          AND WEST COAST PRESENCE

WOBURN, MASSACHUSETTS, February 11, 2000 - Alpha Industries (NASDAQ:AHAA) today announced it has signed a definitive agreement to acquire privately-held Network Device, Inc. of Sunnyvale, California. Network Device provides advanced technology gallium arsenide (GaAs) IC design and fabrication, especially heterojunction bipolar transistor (HBT), to the rapidly-growing markets for wireless telephones and other wireless technologies.

Tom Leonard, chief executive officer and vice chairman of Alpha, stated, "We are extremely pleased that Network Device is joining Alpha. With the addition of their world-class technologies and impressive capabilities, Alpha will become an even stronger force in the market for wireless semiconductors. This acquisition is an important step forward for Alpha."

David Aldrich, Alpha's president and chief operating officer, commented, "Network Device is going to be an important element in our long-term strategy to increase Alpha's share of the wireless market. The company brings valuable advanced process capabilities, especially for high-efficiency HBT power amplifiers in wireless telephone handsets. Network Device's GaAs InGaP HBT process is production-ready, and they are already producing PHEMT and MESFET semiconductors.

Aldrich continued, "Network Device has capacity available today, and we will increase their output significantly, positioning us to meet rapidly-growing market demand, both in the short and long-term. By balancing production between Network Device's fab and our recently expanded fab in Massachusetts, we will be able to accelerate conversion of our fab to six-inch GaAs wafers, which will more than double its production capability. Network Device's fab has already been qualified as a second source for some of Alpha's highest-volume RF IC products, and having fabs in two locations will make Alpha more attractive to major handset OEMs who are beginning to require this dual-fab capability.

Dr. Ding Day, president and chief executive officer of Network Device, stated, "We are very pleased to join Alpha. HBT has emerged as a critical GaAs process technology and we are focused on ensuring that Alpha will have the next-generation HBT GaAs products for wireless, fiber-optics and high-speed networking markets. We are bringing to the union of Alpha and Network Device a skilled and productive work force that includes twenty-three engineers, nine of whom hold PhDs. Network Device will form the nucleus of a West Coast design center for Alpha, giving the company access to the region's top engineers in RF semiconductor technologies. We look forward to playing an important role in Alpha's strategy to extend its leadership in the GaAs IC marketplace."

Terms of the Acquisition

Under the terms of the acquisition, the number of shares of Alpha common stock to be exchanged for all outstanding shares and options of Network Device will be determined by a formula based on an average closing price for a specified period prior to the closing of the transaction. At yesterday's closing price, the number of Alpha shares to be issued pursuant to the acquisition agreement would be approximately 1.20 million, currently valued at approximately $141 million. The acquisition will be accounted for as a pooling of interests and is expected to be completed in the first half of Alpha's fiscal year 2001. The holders of a majority of the outstanding shares of Network Device have signed agreements to vote in favor of the acquisition. The acquisition of Network Device has been approved by the board of directors of both companies and is subject to various closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act.

Conference Call

Alpha will conduct a conference call today, February 11, 2000, at 10:00 am EST, to discuss and answer questions about the planned acquisition. An audio live broadcast and replay of the conference call will be available over the Internet, at www.alphaind.com.

About Alpha Industries

Alpha Industries designs, develops, manufactures and markets proprietary radio frequency, microwave frequency and millimeter wave frequency integrated circuits and discrete semiconductors for wireless voice and data communications. The primary applications for Alpha's products include wireless handsets for cellular and personal communications services, or PCS. Alpha also produces integrated circuits, discrete components and ceramic resonators and ferrites used in wireless base station equipment, cable television, wireless local loop, wireless personal digital assistants and wireless local area networks. Additional information is available at Alpha's Website - www.alphaind.com.

About Network Device

Network Device was founded in 1996 as an independent GaAs foundry with expertise in GaAs process and other advanced semiconductor technologies. Its proprietary GaAs HBT process and other technologies have already placed it among the leading GaAs foundries servicing the fast-growing wireless device markets.

Documents Relevant to the Acquisition

Investors are urged to read documents relevant to the acquisition described in this announcement that are filed with or that will be filed with the U.S. Securities and Exchange Commission or the Secretary of State of the State of California, because they contain important information about the acquisition. You can obtain the relevant documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov or from the company. You can request copies of such documents by calling James Nemiah at (617) 824-4404 or writing to: Alpha Industries, Inc., 20 Sylvan Road, Woburn, MA 01801,
ATTN: James Nemiah.

Safe Harbor Statement

Except for the historical information contained herein, this news release contains forward-looking statements which are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those stated or implied in the Company's forward-looking statements due to various factors, including without limitation: failure to consummate or delays in consummating the proposed transaction, difficulties in integrating new businesses or developments into the company or increasing capacity as planned, cancellation or deferral of customer orders, dependence on a small number of large customers, difficulties in the timely development and market acceptance of new products, market developments that vary from the current public expectations concerning the growth of wireless communications, difficulties in manufacturing new or existing products in sufficient quantity or quality, increased competitive pressures, decreasing selling prices for the Company's products, or changes in economic conditions. Further information on factors that could affect the Company's performance is included in the Company's periodic reports filed with the SEC, including but not limited to the Company's Form 10-K for the year ended March 28, 1999, subsequent Forms 10-Q and the other reports filed by the Company from time to time with the SEC. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstance on which any such statement is based.